1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

WILLIAM J. BIELEFELD

william.bielefeld@dechert.com
+1 202 261 3386 Direct
+1 202 261 3333 Fax

June 12, 2015

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Dear Mr. Minore:

We are writing with respect to a registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”), on May 26, 2015 on behalf of Eagle Growth and Income Opportunities Fund (the “Fund”), a closed-end investment company.  Attached for your review please find the following:

•                                         Exhibit A — Agreement and Declaration of Trust dated May 14, 2015

•                                         Exhibit B — By-Laws dated May 14, 2015

•                                         Exhibit C — Form of Advisory Agreement between Four Wood Capital Advisors LLC and the Fund

•                                         Exhibit D — Form of Subadvisory Agreement between Four Wood Capital Advisors LLC and Eagle Asset Management, Inc.

•                                         Exhibit E — Form of Options Strategy Execution and Subadvisory Agreement between Four Wood Capital Advisors LLC and Recon Capital Partners, LLC

•                                         Exhibit F — Form of Opinion and Consent of Counsel

The attached exhibits will be filed as part of Pre-Effective Amendment No. 3 to the Registration Statement, which we anticipate filing on or about June 16, 2015, along with other exhibits which will be included in that filing.  We are providing these exhibits in advance of the Pre-Effective Amendment filing for your review.

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If you would like to discuss this in further detail or if you have any questions, please feel free to contact me at 202-261-3386 or Allison Fumai at 212-698-3526.  Thank you.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld